Exhibit 2.6

SYNODON INC.

Management Proxy Circular

For the Annual General and Special Meeting

of the Shareholders to be held on June 12, 2014

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Synodon Inc. (“Synodon”, the “Corporation”, “us”, “our” or “we”) to be voted at the annual general and special meeting of holders of Class A common shares (the “Common Shares”) to be held at 10:00 a.m. (Edmonton time) on June 12, 2014 in the Edward Room, Radisson Hotel Edmonton South, 4440 Gateway Blvd., Edmonton, Alberta, Canada, and at any adjournment or adjournments thereof (the “Meeting”) for the purposes set forth in the accompanying Notice of Meeting. Synodon will pay all costs for soliciting proxies.

The board of directors (the “Board”) of the Corporation has fixed the record date for the Meeting at the close of business on May 8, 2014. Only shareholders of record on May 8, 2014 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders.

Unless otherwise stated, the information contained in this Circular is given as at May 8, 2014.

PROXIES

Solicitation of Proxies

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the Corporation.

The persons named in the enclosed instrument of proxy are officers and/or directors of the Corporation. As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the instrument of proxy. To exercise this right you should insert the name of the desired representative in the blank space provided in the instrument of proxy and strike out the other names or submit another appropriate proxy. If you or your proxy attend the Meeting in order to vote your shares, be sure to register with Olympia Trust Company upon arrival at the Meeting. In order to be effective, the proxy must be deposited at the offices of our transfer agent, Olympia Trust Company, #2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your Common Shares in your own name (a “Registered Shareholder”). Only proxies deposited by Registered Shareholders whose names appear on our transfer agent’s records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker (and you will be a “Beneficial Shareholder”). In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to you and asks you to return the voting request forms or proxy forms to Broadridge. Often you can be provided with a toll-free telephone number to vote your shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction request or a proxy with a Broadridge sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

In order to vote your shares at the Meeting, do not put your voting instructions on the voting instruction form. Instead, you should insert your own name as the proxy on the voting instruction request or proxy and carefully follow the instructions provided. Please be sure to register with Olympia Trust Company when you arrive at the Meeting.

Revocability of Proxy

After you or your attorney (duly authorized in writing) have returned a proxy to Olympia Trust Company, if you are a Registered Shareholder, you may revoke your proxy by delivering a duly executed proxy at any time prior to 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment(s) thereof. You may also use a form of revocation of proxy or other instrument signed by you or your attorney (authorized in writing) and deliver it to the Corporation’s registered office before 4:30 p.m. (Edmonton time) on the last business day preceding the Meeting or any subsequent adjournment or postponement or to the chairman of the Meeting before the start of the Meeting or any adjournment or postponement.

If you are a Beneficial Shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account. However, you are subject to the same time constraints as Registered Shareholders, as noted above.

You may also revoke your proxy in any other manner permitted by law.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general and special meeting and this Circular and solicitation of proxies. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees. The Corporation may, if determined advisable, retain an agency to solicit proxies for the Corporation.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the Common Shares will be voted or withheld from voting on any poll in accordance with your instructions. If you do not provide instructions your Common Shares will be voted in favour of each of the matters to be acted upon as set out in this Circular. The persons appointed under the form of proxy which we have furnished have discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general and special meeting and with respect to any other matters which can properly be brought before the Meeting or any adjournment thereof. At the time of printing this Circular, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at May 8, 2014 there were 82,442,033 Common Shares issued and outstanding. The holders of Common Shares are entitled to dividends if, as and when declared by the Board of the Corporation; to one vote per share at any meeting of the shareholders of the

Corporation and, upon liquidation to receive such assets of the Corporation as are distributable to the holders of Common Shares.

To the best of the knowledge of our directors and officers, only the persons listed below beneficially own, or control or direct, directly or indirectly, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

	Number of Common Shares	Percentage of Total Common Shares

2260761 Ontario Inc.(1) of Newmarket, ON	18,466,262 Common Shares	22.4%

Note:

(1)	2260761 Ontario Inc. is an associate of Paul van Eeden, a director of the Corporation, and an affiliate of Altius Minerals Corporation.

The Board has fixed the record date for the Meeting as May 8, 2014. The quorum required to transact business at the meeting is one holder, present in person or represented by proxy, holding or representing not less than 10% of the outstanding Common Shares entitled to vote at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The Board presently consists of five (5) members and it is proposed that the persons mentioned below will be nominated at the Meeting to fill five (5) seats. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

It is the intention of the management designees, if named as proxy, to vote “FOR” the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. If for any reason before the meeting a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the Meeting.

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees.

Name and Location of Residence	Position Presently Held	Director Since	Principal Occupation During Past Five Years	Common Shares Beneficially Owned or Controlled as of May 8, 2014(4)
Adrian Banica (1) Edmonton, Alberta Canada	President & Chief Executive Officer and Director	August 2000

Mr. Banica has been the President and a Director of the Corporation since its inception in August 2000. Between 1995 and 2002, he was the President and Director of Synodon Corporation, an Alberta oil and gas instrumentation and design company. Between 1999 and 2000, Mr. Banica was a Director of Rhea Systems SA, a Luxemburg based space technology company.

3,291,200 4.0%
Nancy Laird Calgary, Alberta Canada	Director and Chair of the Board	May 2006

Ms. Laird served as a Senior Vice-President Marketing and Midstream for Encana Corporation and its predecessor PanCanadian Energy from 1997 to 2002. Prior to joining PanCanadian, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America’s leading natural gas pipeline companies with a mandate to create a seamless flow of natural gas across North America. Currently, Ms. Laird is a board member for Keyera Corp. (TSX) (where she is Chair of the Compensation and Governance Committee and a member of the Health, Safety and Environment Committee), Alter NRG Corp. (TSX) (where she serves as Lead Director and Chair of the Compensation, Governance and Nominating Committee) and a former board member of Enerflex Systems Income Fund and Canetic Resources Trust and the Alberta Electric System Operator. Ms. Laird earned her M.B.A. from Schulich School of Business at York University in Toronto, Ontario.

580,000 0.7%
Paul van Eeden(2)(5) Aurora, Ontario Canada	Director	November 2011

Mr. van Eeden is President of Cranberry Capital Inc., an investment holding company. He currently serves as director on the boards of Evrim Resources Corp. (TSX-V) (where he is a member of both the Audit and Compensation Committees) and Kobex Minerals Inc. (TSX-V) (where he is a member of the Audit Committee).

18,466,262 22.4%
John Pinsent, FCA, ICD.D(2) Edmonton, Alberta Canada	Director and Chair of the Audit Committee	May 2006

Mr. Pinsent is a founding Partner with St. Arnaud, Pinsent, Steman Chartered Accountants, following a 10-year career with Ernst and Young LLP as an Assurance Senior Manager and their Director of Technology, Communication and Entertainment assurance services for Northern Alberta. Prior, he served as

100,000 0.1%

Name and Location of Residence	Position Presently Held	Director Since	Principal Occupation During Past Five Years	Common Shares Beneficially Owned or Controlled as of May 8, 2014(4)

Controller and Vice President Finance of an Alberta based retail organization. He is also a director and Board Chair of Hyduke Energy Services Ltd. (TSX) and a director and Chair of the Audit Committee for Enterprise Group, Inc. (TSX). He currently serves as a director on a number of private company boards including Innovative Trauma Care Inc., Smilesonica Inc. and IMBiotechnologies Inc.

Christopher Sheard (2)(3) Edmonton, Alberta Canada	Director	July 2003	Mr. Sheard, who holds a law degree from the University of Alberta, has been involved for over 30 years with a number of energy related companies. Between 1995 and 2000 he was the President of ATCO Gas Limited, a large gas distribution firm while prior to that he held various senior management positions with a number of natural gas related companies. Since 2000, he has been President of Fairman Holt Inc., an energy industry consulting firm.	3,433,600 4.2%

Notes:

(1)

Melanie Banica, the spouse of Adrian Banica, beneficially owns, controls or directs, directly or indirectly, an additional 3,194,800 Common Shares, representing 3.9% of the Common Shares. Adrian Banica does not beneficially own or control these shares.

(2)	Member of the Audit Committee.
(3)

Dale Sheard, the spouse of Chris Sheard, beneficially owns, controls or directs, directly or indirectly, an additional 3,100,000 Common Shares, representing 3.8% of the Common Shares. Chris Sheard does not beneficially own or control these shares.

(4)

In addition, the directors have the following stock options to purchase Common Shares – Mr. Banica, 300,000 options exercisable at $0.205 per share, 325,000 options exercisable at $0.18 per share and 150,000 options exercisable at $0.165 per share; Mr. Sheard, 125,000 options exercisable at $0.18 per share, 130,000 options exercisable at $0.52 per share and 100,000 options exercisable at $0.165 per share; Mr. van Eeden, 100,000 options exercisable at $0.18 per share and 100,000 options exercisable at $0.165 per share; Mr. Pinsent, 125,000 options exercisable at $0.18 per share, 130,000 options exercisable at $0.52 per share and 150,000 options exercisable at $0.165 per share and Ms. Laird, 125,000 options exercisable at $0.18 per share, 115,000 options exercisable at $0.52 per share and 200,000 options exercisable at $0.165 per share.

(5)	The registered holder is 2260761 Ontario Inc., an associate of Mr. van Eeden.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and directors, other than as described below, none of our directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than Mr. Pinsent, with respect to a cease trade order issued against Liberty Mines Inc. in April of 2009 with respect to its failure to file audited financial statements, management discussion and analysis and an annual information form for the year ended December 31, 2009 by March 31, 2010, which cease trade order was lifted in June of 2010, or (c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director, officer or promoter of the Corporation, or a securityholder anticipated to hold sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver manager or trustee appointed to hold his assets.

Further, no proposed director or any personal holding companies of a proposed director of the Corporation have been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director of the Corporation.

Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote proxies in the accompanying instrument of proxy in favour of Ernst & Young LLP, Chartered Accountants, of Edmonton, Alberta, as our auditors, to hold office until the next annual meeting of our shareholders and to authorize the directors to fix their remuneration as such. Ernst & Young LLP were first appointed as our auditors for the year ended October 31, 2002.

External Auditor Service Fees (by Category)

Services	Year Ended October 31, 2012	Year Ended October 31, 2013
Audit Fees	$65,000	$55,000
Audit-Related Fees	$6,500	$4,500
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Total	$71,500	$59,500

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation.

Approval of Stock Option Plan

Pursuant to TSX Venture Exchange Policy 4.4 (the “Option Policy”) the Corporation is permitted to maintain a “fixed-number” stock option plan (the “Stock Option Plan”). The Stock Option Plan provides that directors, key officers, employees and consultants of the Corporation and its subsidiaries, at the designation of the Board, are eligible to participate (each a “Participant”) in the Stock Option Plan. No more than two percent (2%) of the issued and outstanding Common Shares may be issued by way of option to any one employee conducting investor relations activities in any 12 month period. In no event shall options be granted, without regulatory approval, entitling any single individual to purchase in excess of five percent (5%) of the then outstanding Common Shares in any 12 month period and no more than two percent (2%) of the outstanding Common Shares may be issued to any one consultant in any 12 month period. The Board establishes the exercise price for each option when it is granted, but in no case can the exercise price be less than the market price of the Common Shares on the TSX Venture Exchange, less the maximum permitted discount. All options granted under the Stock Option Plan expire not later than the fifth anniversary of the date such options were granted, or such longer period of time as permitted under the policies of the TSX Venture Exchange (currently 10 years). If a Participant is terminated for cause, all unexercised options terminate immediately. If an option holder ceases to be eligible under the Stock Option Plan for other reasons, other than by death, the Participant will have the right to exercise outstanding vested options for a one year period. In the case of death, the legal representative of the deceased Participant will have the right to exercise outstanding vested options at the date of death for a period not exceeding one year.

At a meeting of the Board on April 7, 2009, the directors approved amendments to the Stock Option Plan to (i) convert the Stock Option Plan from a fixed-percentage plan to a fixed-number plan, with the number of shares reserved for issuance under the Stock Option set at 3,404,571, being 15% of the issued and outstanding Common Shares of the Corporation as at April 7, 2009. At a meeting of the Board on February 23, 2011, the directors approved an increase in the fixed number of Common Shares reserved for issuance under the Stock Option Plan from 4,581,118 to 6,024,690 (or 15% of the outstanding Common Shares of the Corporation as at March 23, 2011). At the same time, the Option Plan was amended to add a mechanism to provide for withholding in connection with regulatory tax changes. The Corporation currently has 5,580,000 outstanding options to purchase Common Shares, at an average exercise price of $0.3127 per Common Share (the “Options”).

At a meeting of the Board on April 29, 2014, the directors approved an increase in the fixed number of Common Shares reserved for issuance under the Stock Option Plan from 6,024,690 to 8,244,203 (or 10% of the outstanding Common Shares of the Corporation as at April 29, 2014) to give the board increased flexibility to more closely align the interests of the directors, officers, employees and consultants of the Corporation with those of the shareholders of the Corporation and to ensure ongoing investment by such persons in the Corporation. At the Meeting the following resolution, with or without variation, will be placed before the shareholders of the Corporation in order to approve the increase in the number of Common Shares reserved under the Stock Option Plan:

“BE IT RESOLVED THAT:

1.

subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject including the TSX Venture Exchange, the number of Common Shares reserved for issuance under the Stock Option Plan from 6,024,690 to 8,244,203;

2.	the Stock Option Plan may be amended in order to satisfy the requirements or request of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.

any one of the Corporation’s directors or officers is hereby authorized to execute and deliver, for and on the Corporation’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.”

The Board of Directors of the Corporation recommends that shareholders vote FOR the above resolution. The persons designated in the enclosed proxy intend to vote FOR the approval of this resolution unless instructed otherwise.

Extension of Escrow Agreement

Pursuant to a performance escrow agreement (the “Escrow Agreement”) dated January 4, 2007 among DWN Securities ITF Adrian Banica, Melanie Banica, Doug Miller, Marlys Misfeldt, Boyd Tolton, Larc Consultants (Rick Brommeland), Fairman Holt Inc. (Chris Sheard) and Erv Lack (collectively, the “Principals”), the Corporation and Olympia Trust Company, an aggregate of 10,888,300 Common Shares held by the Principals were held by Olympia Trust Company, with such shares to be released, with the consent of the TSX Venture Exchange, on the basis of one (1) Common Share from escrow for each $0.45 of revenue generated by the Corporation from the realSens™ technology (the “Technology”). The Corporation first generated revenue in the fiscal year ended October 31, 2010 and revenues have been generated from the Technology in each succeeding fiscal year.

In March of 2014, the TSX Venture Exchange approved the release to the Principals of an aggregate of 3,875,821 Common Shares (the “Released Common Shares”) from escrow. There are 7,012,479 Common Shares remaining in escrow under the Escrow Agreement. The Released Common Shares were released in respect of the Corporation’s fiscal years ended October 31, 2010 through 2013. During that period, the Corporation earned an aggregate of $1,744,119 in revenue from the Technology.

As the Corporation is continuing to be successful in pursuing its business objectives and generating revenue, management of the Corporation is seeking approval from disinterested shareholders at the Meeting to extend the term of the Escrow Agreement to March 15, 2016.

Accordingly, at the Meeting, the following resolution, with or without variation, will be placed before disinterested shareholders of the Corporation in order to approve an amendment to the terms of the Escrow Agreement:

“BE IT RESOLVED THAT:

1.

the Corporation be and is hereby authorized and directed to take all such acts and steps as may be necessary or desirable in order to amend the expiry date of the existing Escrow Agreement, such that the expiry date shall be changed to March 15, 2016, and any actions taken prior to the date hereof in this regard be and the same are hereby ratified and approved;

2.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

3.

any one of the Corporation’s directors or officers is hereby authorized to execute and deliver, for and on the Corporation’s behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.”

In order for the extension of the Escrow Agreement to take effect, the above-referenced resolution must be passed, with or without variation, by a majority of votes cast with respect to the resolution by shareholders present in person or by proxy at the Meeting, exclusive of the 12,086,402 Common Shares over which control or direction is exercised by the Principals.

The independent members of the Board of Directors of the Corporation recommend that shareholders vote FOR the above resolution. The persons designated in the enclosed proxy intend to vote FOR the approval of this resolution unless instructed otherwise.

STATEMENT OF EXECUTIVE COMPENSATION

This disclosure is intended to communicate the compensation the Corporation paid, made payable, awarded, granted, given or otherwise provided to the Corporation’s President and Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), and each of the Corporation’s three most highly compensated executive officers at October 31, 2013 whose individual total compensation was more than $150,000 (together with the CEO and CFO, the “Named Executive Officers” or “NEOs”) and the directors of the Corporation. For the year ended October 31, 2013, the Named Executive Officers were the CEO and the CFO as no other person’s compensation was in excess of $150,000.

Compensation Discussion and Analysis

The Board, as a whole, is responsible for the oversight and implementation of executive compensation. The Corporation does not have a formal executive compensation program and relies on Board discussion to determine executive compensation. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executive officers, provide incentives for executive officers and key employees to work towards achieving business goals as well as to ensure that the interests of management and the Corporation’s shareholders are aligned to improve corporate performance and enhance long-term shareholder value.

The Board uses its experience and judgment in determining an overall compensation package for the executive officers on an annual basis. Some of the factors considered by the Board in assessing the performance of the Corporation and its executive officers include: (a) number of customers acquired; (b) revenue; (c) net income; and (d) organizational capability. The Corporation has not hired a consultant or advisor for either of the last two financial years to provide services relating to determining compensation for any of the Corporation’s directors and executive officers.

Each of the NEOs has an employment contract, pursuant to which the NEO receives a fixed salary, and at the discretion of the Board, a performance bonus which is capped at 100% of the NEO’s salary. See “Employment Contracts and Termination of Employment” below. The NEOs also receive stock option grants at the discretion of the Board. The Board believes that this mix of compensation does not encourage NEOs to take inappropriate or excessive risks. Similarly, compensation practices for other senior personnel are structured with similar weight on the fixed component in that any bonus amount or grant of stock option is at the discretion of the Board. The Board’s role is therefore to determine the size and appropriateness of any short-term bonus award or any longer term incentive stock option award, and ensure with each award that inappropriate corporate risks are not incentivized or rewarded.

No NEO or director is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Elements of Compensation

Executive compensation consists of three components: (i) base compensation (ii) performance bonuses and (ii) stock option grants. Base compensation and stock option grants, are determined based on management’s recommendation to the Board. The Board determines the amount of the performance bonuses. Recommendations of management are reviewed and discussed by the full Board prior to receiving final approval.

(a)	Base Compensation

Base compensation for the senior executive officers of the Corporation is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions.

(b)	Performance Bonuses

Performance bonuses for the senior executive officers are set annually, having regard primarily to whether the Corporation achieved its goals. In determining the performance bonuses, the Board does not rely on any formalized set of objective or subjective criteria. The potential performance bonus for the NEOs is capped at 100% of their salary.

(c)	Stock Options

To provide a long-term component to compensation, certain executive officers and employees of the Corporation participate in the Corporation’s stock option plan. The Board believes that the grant of stock options assists in aligning the interests of management with those of shareholders by promoting an ownership perspective among executives. It also encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering the Corporation’s growth and profitably. The board, at its sole discretion, awarded these grants based on on-going performance of the Corporation, to align the executive compensation with the interests of shareholders in the long term growth of the Corporation, to retain key personnel, conserve cash and in consideration of the fact that no grants were made in the previous year.

Summary Compensation Table

The following table contains information about the compensation paid for the Corporation’s most recently completed financial year to, or earned by, the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(1)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan	Long Term Incentive Plans
Adrian Banica	2013	200,000	Nil	Nil	Nil	Nil	Nil	Nil	200,000
Chief Executive
Officer	2012	175,000	Nil	26,415	Nil	Nil	Nil	Nil	201,415

	2011	150,000	Nil	Nil	Nil	Nil	Nil	Nil	150,000
Nimal Rodrigo, CA	2013	200,000	Nil	Nil	Nil	Nil	Nil	Nil	200,000
Chief Financial
Officer	2012	175,000	Nil	22,351	Nil	Nil	Nil	Nil	197,351

	2011	175,000	Nil	Nil	35,000	Nil	Nil	Nil	210,000

Note:

(1)

Amounts reported for option based awards are based on the grant date fair value as determined using the Black-Scholes model. The key assumptions and estimates are for options granted in 2012 - weighted average exercise price of $0.18, expected dividend yield of 0%, expected forfeiture rate of 3.7%, risk free interest rate of 1.2%, volatility of 85.4% and expected hold period to exercise of 2.8 years. Management believes that the Black-Scholes model is the most appropriate model given the terms of the options and because it is a commonly used methodology.

Incentive Plan Awards

Option Based Awards

The Corporation’s stock option plan provides that the Board may, from time to time, in its discretion, grant directors, officers, employees and consultants of the Corporation or any subsidiary, options to purchase Common Shares. The Board fixes the exercise price for any Option Shares at the time of the grant based on the closing price of the Common Shares on the day prior to such grant, subject to the rules of the TSX-V or any exchange on which the Common Shares are then listed. The price per Option Share set by the Board is subject to minimum pricing restrictions set by the TSX-V or any exchange on which the Common Shares are then listed. All options are non-assignable and expire no later than five years after the date of grant. If an option holder ceases to be an officer, employee or consultant of the Corporation or one of its subsidiaries, the options terminate immediately, unless the holder’s termination was due to disability or illness, retirement, resignation or other circumstances approved by the board of directors, in which case the options will be exercisable for one year. On death of an option holder, the option holder’s legal representative will have one year to exercise the options.

Share Based Awards

The Corporation has no share based award plans and has not issued any share based awards.

Outstanding Option-Based Awards

As of May 8, 2014 the Corporation has a total of 5,580,000 options outstanding. After the last fiscal year end, the Corporation granted options to directors and officers to purchase 1,100,000 common shares at $0.165 per common share, of which 50% vested immediately and 50% will vest on November 26, 2014.

The following table sets forth information in respect of all options granted to the Named Executive Officers and that were outstanding as at October 31, 2013:

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not Vested ($)	Market or Payout Value of Vested Share-based awards not paid out or distributed
Adrian Banica Chief Executive Officer	300,000	0.205	September 28, 2015	-	-	-	-
Adrian Banica Chief Executive Officer	325,000	0.18	February 28, 2017	3,250	-	-	-
Nimal Rodrigo, CA Chief Financial Officer	100,000	0.46	February 19, 2015	-	-	-	-
Nimal Rodrigo, CA Chief Financial Officer	100,000	0.30	November 27, 2013	-	-	-	-
Nimal Rodrigo, CA Chief Financial Officer	275,000	0.18	February 28, 2017	2,750	-	-	-

Note:

(1)	The closing price of the Common Shares on October 31, 2013 was $0.19.

Cash Based Awards

Cash based awards are at the sole discretion of the Board. No cash based awards were granted to the NEOs for the 2013 fiscal year.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth information in respect of the aggregate dollar value realized that would have been in the fiscal year ended October 31, 2013 upon pay-out or vesting of the options or shares:

Name	Option-based Awards - Value Vested during the Year ($)	Share -based Awards - Value Vested during the Year ($)	Non-equity Incentive Plan Compensation - Value Earned during the Year ($)
Adrian Banica
President, Chief Executive	-	-	-
Officer
Nimal Rodrigo, CA	-	-	-
Chief Financial Officer

Employment Contracts and Termination of Employment

Except as set out below, the Corporation does not have any other written employment contracts with its Named Executive Officers.

On November 1, 2010, the Corporation entered into an employment agreement with Adrian Banica as its Chief Executive Officer at a salary of $150,000 for the fiscal year ended October 31, 2011, $175,000 for the fiscal year ended October 31, 2012 and $200,000 for the fiscal year ended October 31, 2013. There is a bonus provision that allows for a performance bonus of up to 100% of salary at the discretion of the Board. If the agreement is terminated without cause, the

Corporation will pay Mr. Banica an amount equivalent to his current annual salary in addition to all amounts owing to him, including any accrued but unpaid bonuses. Mr. Banica’s unvested options would also vest immediately. In the event of a change of control, Mr. Banica has the right to terminate his employment on three months’ written notice and receive an amount equivalent to his current annual salary and bonus and all amounts that are owed to him at that point in time. Mr. Banica’s unvested options would also vest immediately. A change of control, for the purpose of his employment contract, would occur upon any of the following: any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving entity; any sale, lease, exchange or other transfer of all or substantially all of the Corporation’s assets; the approval of the Corporation’s shareholders of any plan or proposal for liquidation or dissolution of the Corporation; any person or persons become the beneficial owner(s) of 50% or more of the shares of the Corporation; or one party gaining the ability to elect 50% or more of the Board. Assuming a triggering event took place on the last day of the Corporation’s most recently completed financial year, the Corporation would have been required to pay Mr. Banica $200,000.

On November 1, 2010, the Corporation entered into an employment agreement with Nimal Rodrigo as its Chief Financial Officer at a salary of $175,000 for the fiscal years ended October 31, 2011 and 2012 and $200,000 for the fiscal year ended October 31, 2013. There is a bonus provision that allows for a performance bonus of up to 100% of salary at the discretion of the Board. If the agreement is terminated without cause, the Corporation will pay Mr. Rodrigo an amount equivalent to his current annual salary in addition to all amounts owing to him, including any accrued but unpaid bonuses. In the event of a change of control, Mr. Rodrigo has the right to terminate his employment on three months’ written notice and receive an amount equivalent to his current annual salary and bonus and all amounts that are owed to him at that point in time. Mr. Rodrigo’s unvested options would also vest immediately. A change of control, for the purpose of his employment contract, would occur upon any of the following: any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving entity; any sale, lease, exchange or other transfer of all or substantially all of the Corporation’s assets; the approval of the Corporation’s shareholders of any plan or proposal for liquidation or dissolution of the Corporation; any person or persons become the beneficial owner(s) of 50% or more of the shares of the Corporation; or one party gaining the ability to elect 50% or more of the Board or a change in the Chief Executive Officer. Assuming a triggering event took place on the last day of the Corporation’s most recently completed financial year, the Corporation would have been required to pay Mr. Rodrigo $200,000.

Both NEOs’ employment agreements have non-competition covenants for a period of three years after the end of their employment with the Corporation. Additionally, both NEOs’ employment agreements have confidentiality covenants containing no expiry date.

Stock Option Plan

The Stock Option Plan of the Corporation provides for the granting of Options to purchase Common Shares of the Corporation to directors, officers and key employees and consultants of the Corporation.

Securities Authorized for Issuance Under Equity Compensation Plans as at October 31, 2013

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by	4,330,000	$0.36	1,694,690
security holders
Equity compensation plans not approved by	Nil	Nil	Nil
security holders
Total	4,330,000	$0.36	1,694,690

Compensation of Directors

Our independent directors did not receive any cash compensation, attendance fees or options in the fiscal year ended 2013. We reimburse directors for all reasonable expenses incurred in order to attend meetings.

The following table sets forth the information in respect of director compensation for the year ended October 31, 2013:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Adrian Banica	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Christopher Sheard	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Pinsent	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Erv Lack(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul van Eeden	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nancy Laird	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Erv Lack ceased to be a director as at June 27, 2013.

The following table sets forth information in respect of all options granted to directors that were outstanding October 31, 2013:

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)	Market or Payout Value of Vested Share- based awards not paid out or distributed(1)
Christopher Sheard	130,000	$0.52	September 29, 2014	-	-	-	-
Christopher Sheard	125,000	$0.18	February 28, 2017	$1,250	-	-	-
John Pinsent	130,000	$0.52	September 29, 2014	-	-	-	-
John Pinsent	125,000	$0.18	February 28, 2017	$1,250	-	-	-
Nancy Laird	115,000	$0.52	September 29, 2014	-	-	-	-
Nancy Laird	125,000	$0.18	February 28, 2017	$1,250	-	-	-
Paul van Eeden	100,000	$0.18	February 28, 2017	$1,000	-	-	-

Note:

(1)	The closing price of the Common Shares on October 31, 2013 was $0.19.

CORPORATE GOVERNANCE

Board of Directors

Our Board currently consists of five persons, three of whom are independent. Messrs. Sheard, Pinsent and Ms. Laird are independent.

Mr. Banica is not independent as he is Synodon’s Chief Executive Officer. The Board has determined that Mr. van Eeden is not independent because of his shareholdings.

Independent directors can hold in-camera meetings at all Board meetings, during which management directors are not in attendance.

The following directors are presently directors of other reporting issuers (for further information, please see the table under “Matters to be Acted Upon at the Meeting – Election of Directors”):

Director	Names of Other Issuers

Nancy Laird	Keyera Corp, Alter NRG Corp.
John Pinsent, FCA, ICD.D	Hyduke Energy Services Ltd., Enterprise Group, Inc.
Paul van Eeden	Evrim Resources Corp., Kobex Minerals Inc.

Orientation and Continuing Education

The Board ensures that a new member is provided access to senior management to discuss the current business strategy, encourages new members to meet individually with current members to discuss historical information and has access to the minute books.

Ethical Business Conduct

Each individual being considered for nomination as a director must disclose all interests and relationships of which the director is aware of at the time of consideration which will or can give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a party to a material contract or material transaction are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

The Board has subscribed to a Whistleblower service whereby employees and consultants can raise concerns anonymously and free of any discrimination, retaliation or harassment. The Board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within the Corporation.

The Board has adopted a Code of Business Conduct and Ethics for the Corporation to explain the standards of behavior that the Corporation expects of its employees.

Nomination of Directors

The Board as a whole proposes nominees and a majority of the independent directors meet with the nominee to ensure compatibility with current members. The Board relies on its experience and its connections to identify new candidates for Board Nomination.

Committees of the Board

The only committee of the Board is the Audit Committee. The members of the Audit Committee are Messrs. Sheard, van Eeden and Pinsent.

Compensation

The Board approves the annual salary, bonus and other benefits of the Chief Executive Officer and the Chief Financial Officer.

The Board also approves compensation for all other senior officers after considering the recommendations of the Chief Executive Officer concerning employee compensation and benefits approved by the Board.

The Board ensures such compensation realistically reflects the responsibilities and risks of such positions. The Board, working with the CEO and CFO of the Corporation, also reviews director compensation and recommends compensation terms that adequately reflect the responsibilities being assumed by directors, the Chairman of the Board and committee chairs and members.

Assessments

After the Board was reconstituted in May of 2006, the Corporation did not commence a process of formally assessing the Board, its committees or the individual directors with respect to effectiveness and contribution. To date the Board has satisfied itself that the Board, its committees and individual directors are performing effectively through informal discussions.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The table below lists the members of the Audit Committee and their independence and financial literacy:

Audit Committee Member	Independent	Financially Literate

Paul van Eeden	No(1)	Yes
John Pinsent, FCA, ICD.D	Yes	Yes
Chris Sheard	Yes	Yes

Note:

(1)	The Board has determined that Mr. van Eeden is not independent due to his shareholdings in the Corporation.

Mr. van Eeden has significant business experience and is currently President of an investment holding company. Mr. van Eeden serves on the board of three other public companies and is experienced in reading financial statements.

John Pinsent, FCA, ICD.D is a founding Partner with St. Arnaud, Pinsent, Steman Chartered Accountants, following a 10-year career with Ernst and Young LLP as an Assurance Senior Manager and their Director of Technology, Communication and Entertainment assurance services for Northern Alberta. Prior, he served as Controller and Vice President Finance of an Alberta based retail organization. He is also a director and chair of the Audit Committee of three other public companies, being Hyduke Energy Services Ltd. (TSX) (where he is also a member of the Compensation and Corporate Governance Committee) and Enterprise Group, Inc. (TSX). He currently serves as a director on a number of private company boards including Innovative Trauma Care Inc., Smilesonica Inc. Picomole Inc. and IMBiotechnologies Inc.

Chris Sheard, LLB has over 25 years of experience within the natural gas and electricity industries. He was a senior executive in the ATCO group of companies, most recently as President of ATCO Gas and Northwestern Utilities Limited, both Alberta based natural gas distribution firms. Within the ATCO Group, Mr. Sheard also held senior executive positions in other companies within the electricity and water utility industry. He is currently President of Fairman Holt Inc., an Edmonton based regulatory consulting firm. Mr. Sheard was formerly the Vice-Chair of the Canadian Gas Association. He has also served as board chair of the Capital Region Board, the Citadel Theatre and the Edmonton Economic Development Corporation. Mr. Sheard was President of Synodon between October 2003 and November 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership or otherwise, of any director, executive officer or nominee for director, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the most recently completed fiscal period or as of the date of this Circular, was there any indebtedness of any director or officer, or any associate of any such director or officer to us or to any other entity which is, or at any time since the beginning of the most recently completed financial period, been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting; the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at www.sedar.com. Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2013. To receive a copy of our financial statements and related Management’s Discussion and Analysis please contact our Chief Executive Officer at Synodon Inc., 6916 Roper Road, Edmonton, Alberta T6B 3H9. If you wish, this information can also be accessed on SEDAR at www.sedar.com.

DATED as of this 8th day of May, 2014.

BY ORDER OF THE BOARD

“Adrian Banica”

President &

Chief Executive

Officer

SCHEDULE “A”

AUDIT COMMITTEE MANDATE

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF SYNODON INC.

(the “Corporation”)

CHARTER

PART 1: PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors (the “Board of Directors” or “Board”) of Synodon Inc. (the “Corporation”) in fulfilling its responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should endeavour to encourage continuous improvement of, and should endeavour to foster adherence to, the Corporation’s policies, procedures and practices at all levels. The external auditor shall report directly to the Audit Committee. The Audit Committee’s primary objectives are:

1.1	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

1.2	To provide better communication between directors and external auditors;

1.3	To enhance the external auditor’s independence;

1.4	To increase the credibility and objectivity of financial reports; and

1.5	To strengthen the role of the outside directors by facilitating discussions between directors on the Audit Committee, management and external auditors.

PART 2: COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors and shall meet the legal requirements relating to the independence of its members applicable to the Corporation from time to time. The majority of the members of the Audit Committee shall be “financially literate”. The Board of Directors has adopted the definition for “financial literacy” used in Multilateral Instrument 52-110 — Audit Committees. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and remain as members of the Audit Committee until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

PART 3: MEETINGS

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Audit Committee or at least its Chair should

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meet with the independent auditors and management quarterly to review the Corporation’s financials consistent with Section 4.4 below.

A quorum for meetings of the Audit Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing the Board.

PART 4: RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall endeavour to:

Documents/Reports Review

4.1       Review and update this Charter periodically, at least annually, as conditions dictate.

4.2       Review the organization’s annual and interim financial statements, MD&A, earnings press releases and any reports or other financial information submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the independent auditors.

4.3       Review the reports to management prepared by the independent auditors and management’s responses.

4.4       Review with financial management and the independent auditors the quarterly financial statements prior to their filing or prior to the release of earnings. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of this review.

4.5       Review of significant findings during the year, including the status of previous significant audit recommendations.

4.6       Review and approve the hiring policies of the Corporation regarding partners, employees, and former partners and employees of the present and former auditor of the Corporation.

4.7       Periodically assess the adequacy of procedures for the review of corporate disclosure that is derived or extracted from the financial statements.

Independent Auditors

4.8       Recommend to the Board the external auditors to be nominated for appointment by the shareholders.

4.9       Recommend to the Board the compensation of the external auditors.

4.10     On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships the auditors have with the Corporation to determine the auditors’ independence.

4.11     Review any material disagreements between management and the independent auditors and review, consider and make a recommendation to the Board regarding any proposed discharge of the auditors when circumstances warrant.

4.12     When there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

4.13     Periodically consult with the independent auditors, without the presence of management, about internal controls and the fullness and accuracy of the organization’s financial statements.

4.14     Review the audit scope and plan of the independent auditor.

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4.15     Oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation.

4.16     Pre-approve the completion of any non-audit services by the external auditors and determine which non-audit services the external auditor is prohibited from providing. The Audit Committee may delegate to one or more members of the Audit Committee authority to pre-approve non-audit services in satisfaction of this requirement and if such delegation occurs, the pre-approval of non-audit services by the Audit Committee member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. The Audit Committee shall be entitled to adopt specific policies and procedures for the engagement of non-audit services if:

(1)	the pre-approval policies and procedures are detailed as to the particular service;

(2)	the Audit Committee is informed of each non-audit service; and

(3)	the procedures do not include delegation of the Audit Committee’s responsibilities to management.

The Audit Committee will satisfy the pre-approval requirement set forth in this paragraph 4.16 if:

(4)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to the auditors during the fiscal year in which the services are provided;

(5)	the Corporation or the subsidiary entity, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(6)

the services are promptly brought to the attention of the Audit Committee and approved, prior to completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee.

Financial Reporting Processes

4.17     In consultation with the independent auditors, annually review the integrity of the organization’s financial reporting processes, both internal and external.

4.18     In consultation with the independent auditors, consider annually the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

4.19     Consider and approve, if appropriate, major changes to the Corporation auditing and accounting principles and practices as suggested by the independent auditors or management.

4.20     Review risk management policies and procedures of the Corporation (i.e., litigation and insurance).

Process Improvement

4.21     Request reporting to the Audit Committee by each of management and the independent auditors of any significant judgments made in the management’s preparation of the financial statements and the view of each group as to appropriateness of such judgments.

4.22     Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

4.23     Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements.

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4.24     Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

4.25     Conduct and authorize investigations into any matters brought to the Audit Committee’s attention and within the Audit Committee’s scope of responsibilities. The Audit Committee shall be empowered to retain and to approve compensation for any independent counsel and other professionals to assist in the conduct of any investigation.

4.26     Review the systems that identify and manage principal business risks.

4.27     Establish a procedure for:

(1)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(2)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

which procedure shall be set forth in a “whistle blower program” to be adopted by the Audit Committee in connection with such matters.

Ethical and Legal Compliance

4.28     Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this code.

4.29     Review management’s monitoring of the Corporation’s compliance with the organization’s Ethical Code.

4.30     In consultation with the auditors, consider the review system established by management regarding the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public in the context of the applicable legal requirements.

4.31     On at least an annual basis, review with the Corporation’s auditors or counsel, as appropriate, any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

4.32     Review with the organization’s counsel legal compliance matters including the trading policies of securities.

4.33     Perform any other activities consistent with this Charter, the Corporation’s by-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.